News Release

NYSE-AMEX, TSX Symbol: NG

NovaGold Files Galore Creek Prefeasibility Study Technical Report

All amounts are in Canadian dollars unless otherwise indicated and shown on a 100% Project basis, of which NovaGold and Teck each hold a 50% interest.

September 12, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) NovaGold today filed a National Instrument 43-101 technical report regarding the Prefeasibility Study on its 50% owned Galore Creek copper-gold-silver project in Northwestern British Columbia, Canada. A summary of the technical report was announced on July 27, 2011. The independent technical report was completed by AMEC Americas Limited (“AMEC”) and Lemley International (“Lemley”) and was based on the Prefeasibility Study completed by the Galore Creek Mining Company (“GCMC”).

The Prefeasibility Study outlined a large-scale open-pit mine with a conventional 95,000 tonne-per-day milling and concentrating facility. Highlights of the Prefeasibility Study included1:

  Proven and probable mineral reserves totaling 528 million tonnes grading 0.6% copper, 0.32 grams per tonne gold and 6.02 grams per tonne silver.
  Production of 6.2 billion pounds of copper, 4.0 million ounces of gold and 65.8 million ounces of silver over an 18 year mine life.
  Cash costs averaging $0.80 per pound of copper at Base Price Case assumptions and $0.42 per pound of copper at Current Price Case assumptions2.
  Construction capital costs of $5,160 million.
  Separating the mine infrastructure from the mill infrastructure, each located in adjacent valleys thereby increasing flexibility to enable open-pit mine expansion, higher mill throughput and additional exploration.
  Measured and indicated mineral resources exclusive of reserves totaling 287 million tonnes grading 0.33% copper and 0.33 grams per tonnes gold and inferred mineral resources totaling 347 million tonnes grading 0.42% copper and 0.24 grams per tonne gold.
  Exploration on the property remains very prospective both within current deposit areas and on identified targets in the Galore Valley.

In addition to the Project net present values (“NPVs”) calculated using discounted cash flow (“DCF”) method that were previously announced, the technical report also includes an analysis of Project NPV using the Real Option (“RO”) method. The RO method seeks to dynamically model the uncertainty of metal prices over time and explicitly risk adjust future cash flows for metal price uncertainty. The RO analysis uses copper prices that start at a spot price of US$4.14 per pound and revert to a long-term metal price of US$2.65 per pound and gold prices of US$1,100 per ounce (the same uninflated long-term metal prices as were used in the AMEC discounted cash flow analysis). The RO analysis yields an after-tax NPV for the Project of $811 million versus $137 million (NPV7%) as determined with the DCF method.

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1 For full details see press release dated July 27, 2011 available on NovaGold’s at www.novagold.net, SEDAR at www.sedar.com and Edgar at www.sec.gov.
2 Base Price Case metal prices are US$2.65/lb Cu, US$1,100/oz Au and US$18.50 Ag and foreign exchange rate of 1.11 CAD/USD. Current Price Case metal prices are closing prices on July 27, 2011 of U$4.44/lb Cu, US$1,613/oz Au and US$40.34/oz Ag and foreign exchange rate of 0.949 CAD/USD.

NovaGold considers RO analysis as useful additional information for investors in assessing long-life projects, particularly long-life polymetallic projects like Galore Creek which have significant diversified cash flows generated by both copper and gold, and investors are encouraged to read the RO section in the NI 43-101 technical report in its entirety.

In reviewing the Prefeasibility Study plan and opportunities identified, the Partners have determined to move forward with an enhanced project plan (“Enhanced Plan”) for the project description required for permitting and to support a feasibility decision. GCMC is on track with the engineering required to define the project description before year-end 2011. The Enhanced Plan envisions adding mineral resources that are within an optimized measured, indicated and inferred pit shell but due to comingled inferred mineral resources were excluded from the optimized measured and indicated pit that was the basis for clarification of mineral reserves. These mineral resources are considered to have high potential for upgrading of confidence categories with additional drilling.3 The Enhanced Plan also considers the addition of a second Semi-Autogenous Grinding (SAG) mill in the fifth or sixth year of operations to maintain throughput at or above the nominal 95,000 tonne-per-day throughput rate as harder rock types are expected to be encountered as the pit deepens. The Enhanced Plan will also reevaluate two other areas of the PFS Plan: the use of a pipeline to transport concentrate to the highway; and alternative port facilities. Both issues are important elements for the project description and scope for permitting.

The NI 43-101 technical report was authored by Robert Gill, P.Eng., Jay Melnyk, P.Eng., Greg Kulla, P.Geo. and Gregory Wortman, P.Eng. of AMEC Americas Limited and Dana Rogers, P.Eng. of Lemley International. The Qualified Persons were responsible for preparation of the technical report that is based on the GCMC Prefeasibility Study.

The technical information contained in this press release was reviewed by Kevin Francis, SME Registered Member, VP, Resources for NovaGold and a Qualified Person as defined by NI 43-101. Readers are cautioned that the conclusions, projections and estimates set out in this press release are subject to important qualifications, assumptions and exclusions, all of which are detailed in the Prefeasibility Study and technical report. To fully understand the summary information set out above, the technical report that will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov should be read in its entirety.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties located principally in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Gold and Galore Creek, with the objective of becoming a low-cost, million-ounce-a-year gold producer, and offers superior leverage to gold and copper with one of the largest mineral reserve and mineral resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-lead-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

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3 The mineral resources are contained within a conceptual measured, indicated and inferred pit using metal prices for copper, gold, and silver of US$2.50/lb, US$1,050/oz and US$16.85/oz respectively. Appropriate mining costs, processing costs, metal recoveries and pit slope angles developed during prefeasibility were used to generate the conceptual pit. Tonnages are assigned based on proportion of the block below topography. The overburden/bedrock boundary has been assigned on a whole block basis.

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NovaGold Contact

Neil MacRae
Director, Investor Relations
or
Greg Martin
Vice President Business Development & Treasurer

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating or financial performance, are forward-looking statements. Specifically the information included under Project Economics and Production Estimates in this news release contain forward-looking information. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Teck Resources and the Tahltan Nation for development of the Galore Creek property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals;; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in the capital and operating costs estimated in the prefeasibility study; fluctuations in metal prices and currency exchange rates; uncertainties and risks regarding the cost estimates and completion schedule for the proposed access tunnel and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Appendix – Reserve & Resource Table

2. See numbered footnotes below on resource information. Resources shown in blue are reported as net values to NovaGold after all project earn-ins.
3. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
4. Rounding as required by reporting guidelines may result in apparent summation differences betw een tonnes, grade and contained metal content
5. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper, zinc, and lead pounds as imperial pounds

Resource Footnotes:

(1) The basis for the cut-off grade was an assumed gold price of US$825/oz. The new reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate contained in the 2009 technical report referenced below , and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the information contained in the technical report. It is believed that the additional storage capacity provided for in the 2009 feasibility study w ill accommodate the increase in tailings and that the w aste rock storage facility can be modified to contain the additional unmineralized rock material. The Qualified Person for this reserve estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(2) Mineral Reserves are contained w ithin Measured and Indicated pit designs using metal prices for copper, gold and silver of US$2.50/lb, US$1,050/oz, and US$16.85/oz, respectively. 2. Appropriate mining costs, processing costs, metal recoveries and inter ramp pit slope angles varing from 42º to 55º w ere used to generate the pit phase designs. Mineral Reserves have been calculated using a ’cashflow grade’ ($NSR/SAG mill hr) cut-off which was varied from year to year to optimize NPV. The net smelter return (NSR) w as calculated as follow s: NSR = Recoverable Revenue – TCRC (on a per tonne basis), w here: NSR = Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$2.50/lb, US$1,050/oz, and US$16.85/oz for copper, gold, and silver, respectively, at an exchange rate of CDN$ 1.1 to US$1.0; Cu Recovery = Recovery for copper based on mineral zone and total copper grade; for Mineral Reserves this NSR calculation includes mining dilution. SAG throughputs w ere modeled by correlation w ith alteration types. Cashflow grades w ere calculated as the product of NSR value in $/t and throughput in t/hr. 4. The life of mine strip ratio is 2.16.

(3) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found by follow ing the links below to the relevant Technical Report. Inferred Resources have a great amount of uncertainty as to their existence and w hether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources w ill ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(4) A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained w ithin a Lerchs -Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold, which is a US$50/oz increase over the long-term gold price assumption used in the 2009 technical report. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable w ith depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5% . The Qualified Person for this resource estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(5) Mineral resources are contained w ithin a conceptual Measured, Indicated and Inferred optimized pit shell using the same economic and technical parameters as used for Mineral Reserves. Tonnages are assigned based on proportion of the block below topography. The overburden/bedrock boundary has been assigned on a whole block basis. 4) Mineral resources have been estimated using a constant NSR cut-off of C$10.08/t milled. The Net Smelter Return (NSR) w as calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), w here: NSR = Diluted Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using silver using the economic and technical parameters mentioned above. 5) The mineral resource includes material within the conceptual M&I pit that is not scheduled for processing in the mine plan but is above cutoff.

(6) The copper -equivalent grade w as calculated as follow s: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. W here: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100% .

(7) Resources stated as contained w ithin a potentially economically minable underground shapes above a US$75.00/t NSR cut-off

(8) NSR calculation is based on assumed metal prices of US$2.50/lb for copper, US$1,000/oz for gold, US$16.00/oz for silver, US$1.00/lb for zinc and US$1.00/lb for lead. A mining cost of US$45.00/t and combined processing and G&A costs of US$31.00 were assumed to form the basis for the resource NSR cut-off determination.

(9) NovaGold Canada Inc. has agreed to transfer its 60% joint venture interest in the Copper Canyon property to the Galore Creek Partnership, which is equally ow ned by NovaGold Canada Inc.and a subsidiary of Teck Resources Limited. The remaining 40% joint venture interest in the Copper Canyon property is owned by another wholly owned subsidiary of NovaGold. "

Cautionary Note Concerning Reserve & Resource Estimates

This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources” . United States investors are advised that, w hile such terms are recognized and required by Canadian securities law s, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources w ill ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they ounces” is permitted disclosure under Canadian regulations, how ever, the SEC normally only permits issuers to report “resources” as in place tonnage and grade w ithout reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance w ith NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Technical Reports and Qualified Persons

The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualifed Person(s)	Most Recent Disclosure & Filing Date	Link to Most Recent Disclosure
Donlin Gold	Kirk Hanson P.E., AMEC Gordon Seibel M.AusIMM, AMEC Simon Allard, P.Eng. Gregory W ortman P.Eng., AMEC Alexandra Kozak P.Eng., AMEC	Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report - April 1, 2009	http://www.novagold.com/upload/technical_reports/DonlinCreekFS.pdf

Donlin Gold	Kevin Francis, P.Geo., NovaGold Resources Inc.	March 2010 reserve and resource updates: NovaGold press release - March 22, 2010	http://novagold.com/section.asp?pageid=13238

Galore Creek	Robert Gill, P.Geo., AMEC Jay Melnyk, P.Eng., AMEC Greg Kulla, P.Geo., AMEC Greg W ortman, P.Eng., AMEC Dana Rogers, P.Eng., AMEC	NovaGold Resources Inc., Galore Creek Copper–Gold Project, British Columbia, NI 43-101 Technical Report on Pre-Feasibility to be filed with 45 days of July 27, 2011	http://www.novagold.com/section.asp?pageid=15854

Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008	http://www.novagold.net/upload/technical_reports/CopperCanyonFebruary2005.pdf

Ambler	Russ W hite, P.Geo., SRK Consulting	NI 43-101 Preliminary Economic Assessment, Ambler Project - May 9, 2011	http://www.novagold.com/upload/pdf/Ambler_PEA_May2011.pdf
Neal Rigby, C.Eng., MIMMM, Ph.D., SRK Consulting